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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                       SHELLS SEAFOOD RESTAURANTS, INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  822809 109
                                (CUSIP Number)

                              Frederick R. Adler
                          1520 South Ocean Boulevard
                          Palm Beach, Florida 33480
                                (561) 659-2001
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               November 9, 2001

           (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]


                         (Continued on following pages)
                              (Page 1 of 5 pages)
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                                                                     Page 2 of 5

                                 SCHEDULE 13D/A
CUSIP No. 82209 10 9
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only).

      (a) Frederick R. Adler (the "Reporting Person")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (a) Not Applicable.

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a) USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF            (a) 1,204,426/(+)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (a) -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             (a) 1,204,426/(+)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a) -0-

/(+)/ Includes 10,100 shares of Common Stock which are held by 1520 Partners Ltd. ("1520 Partners"), a limited partnership of which the Reporting Person is the general partner.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      (a) 1,204,426

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                   [_]

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                                                                     Page 3 of 5

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (a) 21.3% (**)
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      TYPE OF REPORTING PERSON
14
      (a) IN

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                                                                     Page 4 of 5

     This Amendment No. 4 is being filed by Frederick R. Adler (the "Reporting Person") to reflect (i) the surrender by the Adler Children Trust (the "Trust") to Shells Seafood Restaurants, Inc. (the "Company") and the cancellation by the Company thereof of warrants to purchase an aggregate of 350,000 shares of the Company's common stock, $.01 par value per share (the "Common Stock") at exercise prices ranging from $3.15 per share to $3.50 per share (the "Warrants") on November 9, 2001 and (ii) the transfer by Susan R. Chapman, Trustee of the Frederick R. Adler Intangible Asset Management Trust (the "Asset Trust"), of 953,926 shares of Common Stock from the Trust to Mr. Adler's personal account on November 9, 2001. Mr. Adler's spouse is Trustee of the Trust whose beneficiaries are Mr. Adler's children.

Item 1.   SECURITY AND ISSUER.

          No change.

Item 2.   IDENTITY AND BACKGROUND.

          No change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          N/A.

Item 4.   PURPOSE OF TRANSACTION.

          The Trust surrendered the Warrants to the Company on November 9, 2001.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Person beneficially owns an aggregate of 1,194,326 shares of Common Stock representing 21.1% of the outstanding shares of Common Stock. 1520 Partners holds 10,100 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock. Mr. Adler may be deemed to beneficially own the shares and warrants to purchase shares of Common Stock held by 1520 Partners for Federal securities laws purposes. However, Mr. Adler disclaims beneficial ownership of such shares for purposes of Section 13 of the Securities Exchange Act of 1934 and for all other purposes.

          (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

          (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.
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                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Frederick R. Adler
                                             -------------------------------
                                             Frederick R. Adler

Date: November 29, 2001